EXHIBIT 3
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19 March 2004

                              WPP GROUP plc ("WPP")


WPP announces that on 19th March 2004 it acquired 250,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of
561.4411 pence per share.


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